UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

UserTesting, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

91734E 101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91734E 101	SCHEDULE 13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS OpenView Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,159,154
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,159,154
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,159,154
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

The percent of class is calculated based on 130,852,135 shares of common stock outstanding as of September 30, 2021, as disclosed in the Issuer’s final prospectus, filed pursuant to Rule 424B4, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 91734E 101	SCHEDULE 13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS OpenView General Partner IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,159,154
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,159,154
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,159,154
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 91734E 101	SCHEDULE 13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS OpenView Venture Partners IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,869,202
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 8,869,202
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,869,202
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 91734E 101	SCHEDULE 13G	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS OpenView Affiliates Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 289,952
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 289,952
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,952
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 91734E 101	SCHEDULE 13G	Page 6 of 8 Pages

Item 1.	Issuer

(a) Name of Issuer:

UserTesting, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

144 Townsend Street

San Francisco, CA 94107

Item 2.	Filing Person

(a) – (c) Name of Persons Filing; Address; Citizenship:

(i)	OpenView Management, LLC, a Delaware limited liability company (“OVM LLC”);

(ii)	OpenView General Partner IV, L.P., a Delaware limited partnership (“OGP IV LP”);

(iii)	OpenView Venture Partners IV, L.P., a Delaware limited partnership (“OV IV LP”); and

(iv)	OpenView Affiliates Fund IV, L.P., a Delaware limited partnership (“OAF IV LP”).

The address of the principal business office of each of the reporting persons is 303 Congress Street, 7th Floor, Boston, MA 02210.

(d)	Title of Class of Securities:

Common stock, $0.0001 par value per share, (the “Common Stock”)

(e)	CUSIP Number:

91734E 101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 91734E 101	SCHEDULE 13G	Page 7 of 8 Pages

Item 4.	Ownership.

(a) and (b)

Amount beneficially owned:

(i)

OVM LLC may be deemed to beneficially own 9,159,154 shares of Common Stock, consisting of 8,869,202 shares of Common Stock held by OV IV LP and 289,952 shares of Common Stock held by OAF IV LP, which in the aggregate represents approximately 7.0% of the outstanding Common Stock.

(ii)

OGV IV LP may be deemed to beneficially own 9,159,154 shares of Common Stock, consisting of 8,869,202 shares of Common Stock held by OV IV LP and 289,952 shares of Common Stock held by OAF IV LP, which in the aggregate represents approximately 7.0% of the outstanding Common Stock.

(iii)	OV IV LP directly owns 8,869,202 shares of Common Stock, which represents approximately 6.8% of the outstanding Common Stock.

(iv)	OAF IV LP directly owns 289,952 shares of Common Stock, which represents approximately 0.2% of the outstanding Common Stock.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
OVM LLC	9,159,154	0	9,159,154	0
OGP IV LP	9,159,154	0	9,159,154	0
OV IV LP	8,869,202	0	8,869,202	0
OAF IV LP	289,952	0	289,952	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percent of class is calculated based on 130,852,135 shares of common stock outstanding as of September 30, 2021, as disclosed in the Issuer’s final prospectus, filed pursuant to Rule 424B4, as filed with the Securities and Exchange Commission on November 17, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 91734E 101	SCHEDULE 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022

OPENVIEW MANAGEMENT, LLC

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW GENERAL PARTNER IV, L.P.

By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW AFFILIATES FUND IV, L.P.

By: OpenView General Partner IV, L.P., general partner
By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW VENTURE PARTNERS IV, L.P.

By: OpenView General Partner IV, L.P., general partner
By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact